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                            May 27, 2022

       Daniel Emerson
       Executive Vice President and Chief Legal Officer
       Take-Two Interactive Software, Inc.
       110 West 44th Street
       New York, New York 10036

                                                        Re: ZYNGA INC
                                                            Schedule TO-I filed
May 23, 2022
                                                            Filed by Zynga,
Inc. and Take-Two Interactive Software, Inc.
                                                            SEC File No.
5-86543

       Dear Mr. Emerson:

              We have conducted a limited review of your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used here have the same meaning as in your tender offer materials.

       Schedule TO-I filed May 23, 2022

       Cautionary Note Regarding Forward-Looking Statements, page 7

   1. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not
                                                        apply to statements
made in connection with a tender offer. See Section 27A(b)(2)(c) of the Exchange Act.
Revise or delete the second sentence of this section accordingly.
       General

   2. We note that as an alternative to tendering into this offer, holders of Notes may elect to surrender their Notes
for exchange into Reference Property during the time period
                                                        between May 23, 2022
and June 22, 2022. As you know, the offer is also open during that time period and the
issuer of the Reference Property is a bidder on the Schedule TO.
                                                        Given these facts,
explain why purchases/exchanges of Notes pursuant to the Fundamental
                                                        Change Conversion Right
do not violate Rule 14e-5 as purchases outside this tender
 Daniel Emerson
Take-Two Interactive Software, Inc.
May 27, 2022
Page 2
        offer. To the extent that you believe an exemption from Rule 14e-5 is available, identify the exemption and describe the facts that you believe support your reliance upon it.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-
3263.



                                                             Sincerely,
FirstName LastNameDaniel Emerson
                                                             Division of
Corporation Finance
Comapany NameTake-Two Interactive Software, Inc.
                                                             Office of Mergers
& Acquisitions
May 27, 2022 Page 2
cc:       Laura L. Delanoy, Esq.
FirstName LastName